SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communications
+55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration 76.535.764/0001 -43	Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) (“Brasil Telecom”) hereby announce that their respective Boards of Directors have approved the creation of a subsidiary in Colombia, which is 100% controlled by BrTSubsea Cable Systems (Bermuda) Ltd., which in turn is a wholly owned subsidiary of Brasil Telecom Cabos Submarinos Ltda. (“Brasil Telecom GlobeNet”). The creation of this company aims to provide international connection services to Colombian operators, whose main demand is Internet connections.

Brasil Telecom GlobeNet operates an advanced, fully redundant, and low-latency submarine fiber-optic network. Brasil Telecom GlobeNet's services and network reach are complemented by those of Brasil Telecom and Brasil Telecom Comunicaçãoes Multimídia, Ltda (formerly Metro Red, a service provider operating in the metropolitan areas of the Rio de Janeiro-Belo Horizonte-Sao Paulo triangle, the industrial and commercial center of Brazil). Together with its strategic partners, Brasil Telecom GlobeNet provides end-to-end solutions between Brazil, Bermuda, USA and Venezuela for carriers and corporate customers in these countries.

Bear in mind that Brasil Telecom already operates in Venezuela, the Bermudas and the USA through its Brasil Telecom GlobeNet business unit, with the establishment of a company in Colombia representing the natural expansion of its business.

Brasil Telecom also informs that it is proceeding with the shareholding restructuring of companies in the Internet group (“Internet Group”) by closing down the group’s holding companies that were not operational. The focus of the restructuring continues to be cost reduction and improvement in the operating efficiency. The Internet Group, Brasil Telecom’s Internet unit, which comprises the operations of iG, iBest and BrTurbo, is the country’s second-largest broadband provider, with 1.3 million clients. Internet Group also has 4 million dial-up clients and is the country’s third-largest portal in terms of audience, with more than 12.6 million unique residential visitors every month (source: IBOPE, May 2008).

Brasília, August 29, 2008

Paulo Narcélio Simões Amaral

     Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.